SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of March 2006

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Press Release dated March 31, 2006

MARSULEX TO ACQUIRE PETROLEUM COKE CUTTING AND HANDLING BUSINESS SERVICING U.S. GULF COAST OIL REFINERIES

TORONTO, March 31, 2006 – Marsulex Inc. (TSX: MLX) announced today that it has entered into an agreement to acquire Oxbow Industrial Services, LLC (“OIS”), a leading provider of in-refinery petroleum coke (“petcoke”) cutting and bulk handling services to major oil refineries in the U.S. Gulf Coast and West Coast and Venezuela, from Oxbow Carbon & Minerals LLC.  The acquisition includes a 100% owned domestic group and a 50% interest in a joint venture in Venezuela.  The purchase price of the acquisition, which is expected to close later next week, is US$27 million, or approximately $32 million Canadian, excluding transaction costs, and will be funded substantially with debt from the Company’s existing credit facility: $10 million from the remaining Term Loan and $21.5 million from an incremental facility.  The in-refinery services business will operate under the Marsulex name.

Based in Texas City, Texas, OIS provides services that include cutting petcoke out of refinery customers’ cokers, handling, storage, and transportation of the product to a bulk terminal.  A coker is used to upgrade the heavy, or “bottom of the barrel”, residuals of the distillation process into lighter products or distillates, leaving a residual material known as petcoke.  As one coker is filled, the flow is diverted to another coker to maintain a continuous operation. It is an essential service for oil refineries where reliability and minimizing the time a coker is offline are critical performance factors.  The acquired business has established a reputation for generating value by providing a total service that coordinates operations and results in extending the time that cokers are in use, thereby enabling refineries to process increasingly heavier crude slates.

Customers comprise some of the largest refineries in the domestic United States including ExxonMobil refineries in Baton Rouge, Louisiana and Baytown, Texas; Valero in Texas City; Motiva in Port Arthur, Texas; Shell in Wilmington, California; Citgo in Corpus Christi, Texas; Marathon in Garyville, Louisiana; and Koch Carbon in Corpus Christi, Texas.

Mr. Laurie Tugman, President and Chief Executive Officer of Marsulex, said the acquisition represents a significant growth opportunity for the Company.  “As refineries move to heavier crudes they will need to install additional coker capacity, some of which is already under construction.  The business’s existing relationships and the on-site nature of the services, as well as its reputation for value creation, put it in a strong position to benefit from increased demand for petcoke cutting and handling services.”  Mr. Tugman said the acquisition is also strategically important.  “It is a good fit with our existing refinery services business and utilizes our core capabilities of being safe and reliable operators, while broadening our customer base and expanding our geographic reach.”

Mr. Brian Acton, President and Chief Operating Officer of Oxbow Carbon & Minerals LLC, said, “We are very pleased to have entered into this transaction with a quality company such as Marsulex. We are confident that the employees and customers developed under OIS will continue to prosper and grow under Marsulex’s leadership.” Mr. Acton also noted, “Oxbow Carbon & Minerals LLC can now focus on our core business of terminaling, marketing and shipping petroleum, calcined and metallurgical cokes, coal and other bulk commodities. With worldwide sales of over US$1 billion, we remain one of the world’s largest marketers of petroleum coke.”

Mr. Tugman said for the year ended December 31, 2005, the business generated revenue of approximately $44 million and gross profit of approximately $9 million. Selling, general and administrative costs and maintenance capital expenditures are expected to be approximately $4.5 million and $1.5 million per annum, respectively.

Marsulex, which is based in Toronto, Ontario, is a leading provider of industrial services, including environmental compliance solutions for air quality control and industrial hazardous waste streams, and is a producer and marketer of sulphur-based industrial chemicals. The Company’s services and products are provided to a broad base of customers in a wide range of industries. Website: www.marsulex.com.

Based in West Palm Beach, FL, Oxbow Carbon & Minerals LLC is a member of the Oxbow Group, a diversified holding company owned by William I. Koch. Oxbow has close to 1,000 employees operating in offices around the world.  Callisto Partners LLC served as financial advisor to Oxbow Carbon & Minerals LLC in this transaction.

A conference call with analysts and portfolio managers to review the announcement will be webcast live on www.marsulex.com and www.newswire.ca on Monday, April 3, 2006 at 8:30 a.m. Eastern Standard Time.

This news release may contain forward-looking statements relating to the acquisition, the integration and expected operating costs of OIS. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to the Company’s ability to successfully integrate the acquisition, the Company’s ability to obtain regulatory approval (if required) for the acquisition, fluctuations in currency exchange rates and the uncertainty of pro forma forecasts.

Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in the Company’s filings with the securities regulatory authorities, which are available at www. sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

# # # #

For further information on Marsulex:
Laurie Tugman

or

            Edward R. (Ted) Irwin
President and CEO

Chief Financial Officer
Tel: (416) 496-4157

Tel: (416) 496-4164

For further information on Oxbow Carbon & Minerals LLC:
Brian Acton                            or

Brad Goldstein
President and COO

Corporate Communications Director

Tel: (561) 640-8730

Tel: (561) 640-8822

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

March 31, 2006	By:	/s/ Lucio Milanovich
Lucio Milanovich
Director, Finance

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